UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-39360

CUSIP NUMBER: G8211A 108

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	March 31, 2023

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Skillful Craftsman Education Technology Limited

Full name of registrant:

N/A

Former name if applicable:

Floor 4, Building 1, No. 311, Yanxin Road

Address of principal executive office (Street and number):

Huishan District, Wuxi, Jiangsu Province, PRC 214000

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Skillful Craftsman Education Technology Limited (the “Company”) was unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2023 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xiaofeng Gao	(86) 0510	81805788
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒    No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Skillful Craftsman Education Technology Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2023	By	/s/ Xiaofeng Gao
Xiaofeng Gao
Chief Executive Officer and Chairman of the Board of Directors

Part IV. (3) Anticipated Significant Changes in Results of Operations

Revenue

Revenue decreased by 51% from $23.1 million for the fiscal year 2022 to $11.3 million for the fiscal year 2023. The decrease in revenue was primarily due to a 55% decrease in revenue generated from online education services from $22.3 million for the fiscal year 2022 to $10.2 million for the fiscal year 2023. The decrease in the revenue from the online education services was primarily due to a decrease in online VIP membership revenue from $18.0 million in the fiscal year 2022 to $8.0 million in the fiscal year 2023, as a result of the intensified competition in the vocational education market in China. In the fiscal year 2022 and 2023, certain competitors started to provide students with free access to their online education platforms due to the long-term impact of COVID-19, resulting in a decrease in the number of fee-paying members of the VIE and a decrease in the revenue generated from the VIE’s online education services.

Cost of Revenue

Cost of revenue decreased from $17.7 million in the fiscal year 2022 to $13.5 million in the fiscal year 2023, representing a decrease of $4.2 million, or 24%. The decrease of cost of revenue was mainly caused by (i) a decreased maintenance service fee of $1.0 million comparing with last year’s VIE’s purchase of one-year maintenance services from Wuxi Institute of Technology in April 2021, (ii) a decrease of $3.5 million depreciation of the newly purchased equipment and intangible assets, and (iii) the fluctuations in the foreign exchange rate of RMB to US dollars.

Operating Expenses

Operating expenses decreased from $6.0 million for the fiscal year 2022 to $4.0 million for the fiscal year ended March 31, 2023, representing an decrease of $2.0 million, or 33%. Operating expenses primarily consisted of sales and marketing expenses and general and administrative expenses.

Investment Loss, Net

Net investment income increased from a loss of $0.2 million for the fiscal year 2022 to an income of $0.7 million for the fiscal year 2023, representing an increase of $0.9 million, or 525%. The increase was primarily because the VIE’s investments in Fujian Pingtan Ocean Fishery Corporation for about $0.7 million.

Other Income (Expense)

Net other expense was $0.02 million for the fiscal year ended March 31, 2023, compared with net other income of $0.2 million for the fiscal year ended March 31, 2022. That’s mainly because the Company didn’t receive a rent reduction of approximately $0.2 million granted by the landlord due to the government policies the COVID-19 pandemic relief in 2023 fiscal year.

Income (Loss) Before Tax

Loss before tax was $6.5 million for the fiscal year 2023, compared with loss before tax of $0.79 million for the fiscal year 2022.

Net Profit (Loss)

As a result of the foregoing, we had a net loss of $6.9 million for the fiscal year 2023, representing a change of $5.8 million from a net loss of $1.4 million for the fiscal year 2022.